IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for March 15, 2002	333-73712
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5160696v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on March 15, 2002.

CWABS, INC.

By:______________________
Name: Josh Adler
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Master Trust Series 2002-A Subtrust,
Revolving Home Equity Loan Asset Backed Securities,
Series 2002-A

Summary of Mortgage Loans in Statistic Pool
(As of Statistical Pool Calculation Date)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5 Yr Draw, 5 Yr Repay	63	$921,144	0.15
5 Yr Draw, 10 Yr Repay	27	$943,402	0.16
10 Yr Draw, 10 Yr Repay	362	$6,868,526	1.14
10 Yr Draw, 15 Yr Repay	24,610	$587,037,800	97.84
15 Yr Draw, 0 Yr Repay	21	$429,022	0.07
15 Yr Draw, 10 Yr Repay	108	$3,789,720	0.63
	25,191	$599,989,615	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $ 10,000	6,572	$24,667,886	4.11
$ 10,000.01 to $ 20,000	6,861	$104,090,100	17.35
$ 20,000.01 to $ 30,000	5,226	$131,633,526	21.94
$ 30,000.01 to $ 40,000	2,560	$89,206,893	14.87
$ 40,000.01 to $ 50,000	1,664	$75,134,062	12.52
$ 50,000.01 to $ 60,000	759	$41,986,780	7.00
$ 60,000.01 to $ 70,000	499	$32,337,102	5.39
$ 70,000.01 to $ 80,000	366	$27,477,516	4.58
$ 80,000.01 to $ 90,000	203	$17,312,964	2.89
$ 90,000.01 to $100,000	241	$23,228,735	3.87
$100,000.01 to $125,000	96	$10,761,955	1.79
$125,000.01 to $150,000	93	$12,792,587	2.13
$150,000.01 to $175,000	20	$3,279,427	0.55
$175,000.01 to $200,000	25	$4,722,012	0.79
$200,000.01 to $225,000	2	$417,873	0.07
$225,000.01 to $250,000	4	$940,197	0.16
	25,191	$599,989,615	100.00

Recipients must read the information contained in the attached statement on Page 2 hereof. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Summary of Mortgage Loans in Statistic Pool
(As of Statistical Pool Calculation Date)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3.001 - 3.500	1	$0	0.00
3.501 - 4.000	164	$3,929,195	0.65
4.001 - 4.500	1,204	$26,998,519	4.50
4.501 - 5.000	2,797	$65,062,700	10.84
5.001 - 5.500	3,914	$94,320,095	15.72
5.501 - 6.000	14,209	$339,708,554	56.62
6.001 - 6.500	1,250	$28,398,330	4.73
6.501 - 7.000	604	$12,528,939	2.09
7.001 - 7.500	471	$14,679,196	2.45
7.501 - 8.000	192	$4,231,541	0.71
8.001 - 8.500	277	$7,434,367	1.24
8.501 - 9.000	43	$949,205	0.16
9.001 - 9.500	41	$1,083,757	0.18
9.501 - 10.000	17	$547,482	0.09
10.001 - 10.500	6	$70,734	0.01
10.501 - 11.000	1	$47,000	0.01
	25,191	$599,989,615	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
109 - 120	63	$921,144	0.15
169 - 180	48	$1,372,425	0.23
229 - 240	362	$6,868,526	1.14
277 - 288	1	$0	0.00
289 - 300	24,709	$590,628,093	98.44
301 - 312	8	$199,427	0.03
	25,191	$599,989,615	100.00

Summary of Mortgage Loans in Statistic Pool
(As of Statistical Pool Calculation Date)

Combined Loan-to-Value Ratios

Range of CLTV's (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0-10.00	15	$400,966	0.07
10.01-20.00	62	$1,551,036	0.26
20.01-30.00	121	$2,392,660	0.40
30.01-40.00	245	$5,703,485	0.95
40.01-50.00	498	$10,254,887	1.71
50.01-60.00	916	$19,291,532	3.22
60.01-70.00	2,281	$49,180,680	8.20
70.01-80.00	3,618	$80,612,091	13.44
80.01-90.00	8,362	$167,383,060	27.90
90.01-100.00	9,073	$263,209,219	43.87
	25,191	$599,989,615	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	424	$8,660,812	1.44
AK	51	$1,202,668	0.20
AZ	853	$18,445,220	3.07
CA	5,737	$174,647,000	29.11
CO	1,250	$32,593,339	5.43
CT	196	$5,162,871	0.86
DE	42	$907,341	0.15
DC	16	$517,189	0.09
FL	1,312	$26,900,626	4.48
GA	718	$17,871,843	2.98
HI	147	$4,475,349	0.75
ID	262	$5,281,234	0.88
IL	1,127	$24,580,767	4.10
IN	451	$8,419,770	1.40
IA	137	$2,129,426	0.35
KS	354	$7,036,859	1.17
KY	174	$3,996,101	0.67
LA	201	$4,088,052	0.68
ME	104	$1,839,343	0.31
MD	348	$9,361,984	1.56

Summary of Mortgage Loans in Statistic Pool
(As of Statistical Pool Calculation Date)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MA	680	$15,671,016	2.61
MI	1,379	$29,398,737	4.90
MN	353	$8,010,981	1.34
MS	101	$1,796,887	0.30
MO	503	$9,197,207	1.53
MT	131	$2,830,295	0.47
NE	97	$1,877,518	0.31
NV	339	$7,546,087	1.26
NH	172	$3,460,969	0.58
NJ	867	$19,374,449	3.23
NM	176	$3,204,974	0.53
NY	568	$14,016,936	2.34
NC	589	$11,407,238	1.90
ND	17	$236,547	0.04
OH	840	$15,292,132	2.55
OK	296	$5,839,010	0.97
OR	332	$7,414,463	1.24
PA	841	$16,430,297	2.74
RI	54	$1,319,650	0.22
SC	208	$3,946,487	0.66
SD	20	$282,473	0.05
TN	362	$6,868,526	1.14
TX	36	$632,035	0.11
UT	409	$10,473,813	1.75
VT	18	$296,082	0.05
VA	492	$11,892,645	1.98
WA	814	$22,481,512	3.75
WV	64	$953,920	0.16
WI	448	$7,951,810	1.33
WY	81	$1,767,122	0.29
	25,191	$599,989,615	100.00

Recipients must read the information contained in the attached statement on Page 2 hereof. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Summary of Mortgage Loans in Statistic Pool
(As of Statistical Pool Calculation Date)

FICO Ranges

Fico Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
841 - 850	3	$4,472	0.00
821 - 840	152	$1,915,198	0.32
801 - 820	787	$12,449,402	2.07
781 - 800	2,070	$37,546,982	6.26
761 - 780	3,047	$61,482,495	10.25
741 - 760	3,568	$79,272,537	13.21
721 - 740	3,721	$89,239,739	14.87
701 - 720	3,963	$100,677,772	16.78
681 - 700	3,175	$86,624,155	14.44
661 - 680	2,794	$80,308,325	13.38
641 - 660	1,066	$28,799,564	4.80
621 - 640	792	$20,027,548	3.34
601 - 620	53	$1,641,427	0.27
	25,191	$599,989,615	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SinglFam	20,071	$471,988,180	78.67
PUD	3,423	$92,365,672	15.39
Lo Condo	1,506	$30,859,646	5.14
2-4Units	190	$4,757,065	0.79
Cond/PUD	1	$19,052	0.00
	25,191	$599,989,615	100.00

Gross Margins

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
<0.0	2	$0	0.00
0.000	2,603	$58,332,500	9.72
0.001 - 0.250	353	$9,099,109	1.52
0.251 - 0.500	2,423	$55,867,475	9.31

Summary of Mortgage Loans in Statistic Pool
(As of Statistical Pool Calculation Date)

Gross Margins

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.501 - 0.750	43	$1,151,873	0.19
0.751 - 1.000	127	$5,736,325	0.96
1.001 - 1.250	1,568	$34,602,976	5.77
1.251 - 1.500	981	$21,957,803	3.66
1.501 - 1.750	495	$11,490,682	1.92
1.751 - 2.000	4,288	$72,237,251	12.04
2.001 - 2.250	1,421	$30,794,424	5.13
2.251 - 2.500	4,378	$127,841,876	21.31
2.501 - 2.750	146	$3,441,092	0.57
2.751 - 3.000	1,544	$34,916,602	5.82
3.001 - 3.250	301	$5,527,830	0.92
3.251 - 3.500	2,304	$71,893,240	11.98
3.501 - 3.750	1,098	$27,694,325	4.62
3.751 - 4.000	117	$2,742,612	0.46
4.001 - 4.250	215	$5,059,012	0.84
4.251 - 4.500	100	$1,935,414	0.32
4.501 - 4.750	540	$14,884,451	2.48
4.751 - 5.000	87	$2,083,221	0.35
5.001 - 5.250	9	$158,465	0.03
5.251 - 5.500	45	$514,951	0.09
5.501 - 5.750	3	$26,108	0.00
	25,191	$599,989,615	100.00

Utilization Range

Utilization Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.00%	2,754	$6	0.00
0.01% - 10.00%	495	$1,157,090	0.19
10.01% - 20.00%	585	$3,857,139	0.64
20.01% - 30.00%	754	$7,755,607	1.29
30.01% - 40.00%	923	$12,076,855	2.01
40.01% - 50.00%	1,161	$17,923,220	2.99
50.01% - 60.00%	1,219	$25,169,397	4.19
60.01% - 70.00%	1,461	$32,524,269	5.42
70.01% - 80.00%	1,804	$46,886,237	7.81

Summary of Mortgage Loans in Statistic Pool
(As of Statistical Pool Calculation Date)

Utilization Range

Utilization Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
80.01% - 90.00%	2,361	$71,191,867	11.87
90.01% - 100.00%	11,674	$381,447,928	63.58
	25,191	$599,989,615	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7.5	1	$45,349	0.01
8.75	1	$58,548	0.01
9.5	28	$369,109	0.06
10	46	$820,236	0.14
10.5	64	$1,334,491	0.22
10.75	123	$2,540,120	0.42
11	92	$1,628,478	0.27
11.5	6	$96,816	0.02
14	1	$12,062	0.00
16	591	$11,465,126	1.91
17	1,351	$27,678,769	4.61
18	22,885	$553,757,056	92.29
24	2	$183,453	0.03
	25,191	$599,989,615	100.00

Draw Limit Range

Draw Limt Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $ 10,000	1,000	$5,273,477	0.88
$ 10,000.01 to $ 20,000	7,421	$81,159,338	13.53
$ 20,000.01 to $ 30,000	6,782	$128,344,574	21.39
$ 30,000.01 to $ 40,000	3,414	$89,390,678	14.90
$ 40,000.01 to $ 50,000	2,742	$86,289,114	14.38
$ 50,000.01 to $ 60,000	941	$40,254,164	6.71
$ 60,000.01 to $ 70,000	696	$32,438,126	5.41

Recipients must read the information contained in the attached statement on Page 2 hereof. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Summary of Mortgage Loans in Statistic Pool
(As of Statistical Pool Calculation Date)

Draw Limit Range

Draw Limit Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 70,000.01 to $ 80,000	575	$30,235,442	5.04
$ 80,000.01 to $ 90,000	344	$20,587,663	3.43
$ 90,000.01 to $100,000	792	$42,896,348	7.15
$100,000.01 to $125,000	136	$10,310,863	1.72
$125,000.01 to $150,000	201	$17,604,323	2.93
$150,000.01 to $175,000	34	$3,122,644	0.52
$175,000.01 to $200,000	67	$7,328,751	1.22
$200,000.01 to $225,000	16	$1,682,836	0.28
$225,000.01 to $250,000	30	$3,071,276	0.51
	25,191	$599,989,615	100.00

Lien Type

Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1st Liens	176	$7,218,669	1.20
2nd Liens	25,015	$592,770,946	98.80
	25,191	$599,989,615	100.00

Delinquency Status

Delinquency Status	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
CURRENT	25,191	$599,989,615	100.00
	25,191	$599,989,615	100.00

Origination Year

Year	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2000	1	$0	0.00
2001	25,017	$595,739,173	99.29

Summary of Mortgage Loans in Statistic Pool
(As of Statistical Pool Calculation Date)

Origination Year

Year	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2002	173	$4,250,442	0.71
	25,191	$599,989,615	100.00

Recipients must read the information contained in the attached statement on Page 2 hereof. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in this summary of terms supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.